                                                                    EXHIBIT 4.13


                                    GUARANTY

        THIS GUARANTY executed as of __________, 1997 (this "Guaranty"), by Striker Industries, Inc., a Delaware corporation (the "Guarantor"), for the benefit of each holder (a "Holder") of the 10.25% Subordinated Promissory Notes due 2005 (each a "Note") issued by STDF Corp., a Texas corporation (the "Issuer"), on the date hereof.

        The Guarantor absolutely and unconditionally guarantees to each Holder the prompt payment at maturity (by acceleration or otherwise), and at all times thereafter, of the Guaranteed Debt (defined below), as follows:

        1. "Guaranteed Debt" shall mean, with respect to each Holder, such Holder's Note or notes, including all principal and interest payable thereon (including without limitation, such additional interest which the Issuer in its sole discretion determines to be payable under Section 2(b) of each such Note). Unless otherwise stated, terms defined in each Note have the same meanings when used in this Guaranty.
        2. If the Guarantor becomes liable for any indebtedness owing by the issuer to a Holder, other than under this Guaranty, such liability will not be in any manner impaired of affected by this Guaranty, and the rights of such Holder under this Guaranty are cumulative of any and all other rights of such Holder may ever have against Guarantor. The exercise by such Holder of any right or remedy under this Guaranty of otherwise will not preclude the concurrent of subsequent exercise of any other right or remedy.
        3. The Guarantor shall have no liability or obligation under this guaranty with respect to any note, until the Holder of such Note, prior to exercising any remedies under the Note, shall notify the guarantor in writing of any Default and the Guarantor shall have the right to cure any such Default within thirty business days after receiving such notice (the "Cure Period"). If, while a Default exists under a Note, the Issuer fails to pay the entire unpaid balance of the principal of, and/or the interest on, such Note which is then due and payable and the Guarantor fails to cure such Default within the Cure Period, then the Guarantor shall, on demand and without further notice of dishonor and without any notice having been given to the Guarantor previous to such demand of either the acceptance by the affected Holder of this guaranty or the creation of incurrence of any Guaranteed Debt, pay the amount of the guaranteed Debt then due and payable to such Holder, and it is not necessary for such Holder, in order to enforce such payment by the Guarantor, first or contemporaneously to institute suit or exhaust remedies against the Issuer or others liable on such indebtedness or to enforce rights against any collateral securing such indebtedness.
        4. This Guaranty benefits each Holder and its successors and permitted assigns and binds Guarantor and its successors and assigns; otherwise the rights and benefits of this Guaranty may not be transferred.

                                                  STRIKER INDUSTRIES, INC.


                                                  By: /s/Matthew D. Pond
                                                     ---------------------------
                                                  Name: Matthew D. Pond
                                                  Title: Chief Financial Officer